
07023026



BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
185
SECTION

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, April 19, 2007 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund announces the distribution rate of $0.0859 for record dates in April to June 2007. The distribution rate represents a reduction from the amount of $0.1050 paid in January through March 2007 due to distribution decreases during Q1 2007 from royalty trusts included in the portfolio, particularly those with a greater portion of production tied to natural gas. Natural gas prices decreased by 45% in 2006. Some of the distribution decreases by the royalty trusts also reflect decisions by their management and board of directors to reduce their payout ratios, typically to retain more cash for drilling and development opportunities.

Record Dates and Payment Dates are as follows:

SUPPL

Record Date	Payment Date
April 30, 2007	May 14, 2007
May 31, 2007	June 14, 2007
June 29, 2007	July 16, 2007

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
APR 26 2007
WASH. D.C.
185
SECTION

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the fund's publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

BROMPTON
FUNDS

BROMPTON
FUNDS

BROMPTON FUNDS DECLARES DISTRIBUTIONS FOR BG FUND FAMILY

Toronto, April 19, 2007 (TSX: BAC.UN, BAE.UN, BAI.UN, BTH.UN, BDS.UN, BDS.PR.A) – Brompton Funds announces distributions for record dates in April to June 2007 for each of the following funds.

Fund Name	Ticker	Amount
BG *Advantaged* Corporate Bond Fund	BAC.UN	$ 0.0383
BG *Advantaged* Equal Weighted Income Fund	BAE.UN	$ 0.0801
BG *Advantaged* S&P®/TSX® Income Trust Index Fund	BAI.UN	$ 0.0935
BG Top 100 Equal Weighted Income Fund	BTH.UN	$ 0.0775
BG Income + Growth Split Trust	BDS.UN	$ 0.0710

Record Dates and Payment Dates are as follows:

Record Date	Payment Date
April 30, 2007	May 15, 2007
May 31, 2007	June 15, 2007
June 29, 2007	July 16, 2007

In addition, Brompton Funds announces a distribution in the amount of $0.15 per share payable to holders of BG Income + Growth Split Trust Preferred Shares (BDS.PR.A) on May 15, 2007 to holders of record at the close of business on May 4, 2007.

For additional information, including each fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

END